FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 21, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 21, 2009 and incorporated by reference herein is the Registrant’s immediate report dated January 21, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 21, 2009

BLUEPHOENIX SOLUTIONS SECURES TWO NEW IT
MODERNIZATION CONTRACTS WORTH IN EXCESS OF
$1MILLION

CARY, NC – 21st January, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy IT modernization solutions, today announced that it has signed two new contracts, collectively valued at over one million dollars. Both projects are scheduled to complete during 2009.

One of the modernization projects, for an Asian national government, will provide new self-service administration functionality for users within its national housing entitlement program. The new interface will improve the services offered to users and reduce operational costs for the government through migration of this platform from ADABAS, a legacy database technology, to Oracle.

BluePhoenix was also awarded a new contract by an international vendor of banking software solutions, with over 600 customers, to provide enhancements to its JAVA-based portfolio of financial services products. This contract represents repeat business with an existing customer.

“We are excited to continue to build meaningful and lasting relationships in the public and financial services sectors. We are progressing well towards our goals of acquiring new clients and expanding our relationships with existing customers” said Yaron Tchwella, CEO, BluePhoenix Solutions. “These deals clearly demonstrate that our offering is attractive to enterprises across geographies, sectors and technologies. These organizations are experiencing the benefits of automated IT modernization: reduced IT maintenance costs, low risk implementations, enhanced functionality and the best possible return on investment”.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

Forward Looking Statement
SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-(0)9-9526110
vsagiv@bphx.com

Investor Relations:
Peter Seltzberg
+646-415-8972
peter@haydenir.com